Exhibit 99.1

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

(amounts in 000's of Canadian Dollars)	as at	September 30, 2017	December 31, 2016
ASSETS
Current
Cash and cash equivalents (note 4)		$9,857	$10,662
Investments (note 4)		3,734	-
Prepaid expenses and other assets		135	663
Total Current Assets		13,726	11,325
Non-current
Equipment		182	285
Total Non-Current Assets		182	285
Total Assets		$13,908	11,610
LIABILITIES
Current
Accounts payable and accrued liabilities		$1,656	$1,770
Total Current Liabilities		1,656	1,770

SHAREHOLDERS' EQUITY
Share capital (note 6)		244,705	230,976
Other equity (note 7)		7,134	8,133
Contributed surplus		23,874	22,267
Accumulated other comprehensive income		(1,019)	-
Deficit		(262,442)	(251,536)
Total Equity		12,252	9,840
Total Liabilities and Equity		$13,908	$11,610

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Commitments, contingencies and guarantees (note 10)

Subsequent event (note 12)

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(unaudited)

	Three	Three	Nine	Nine
(amounts in 000's of Canadian Dollars except for	months ended	months ended	months ended	months ended
per common share data)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

REVENUE	$-	$-	$-	$-

EXPENSES
Research and development (note 9)	1,744	2,164	5,501	7,772
General and administrative (note 9)	1,652	1,932	5,586	6,883
Operating expenses	3,396	4,096	11,087	14,655
Finance expense (note 9)	-	-	-	138
Finance income (note 9)	(86)	(79)	(181)	(92)
Net financing income	(86)	(79)	(181)	46
Net loss for the period	3,310	4,017	10,906	14,701

Other comprehensive loss
Items that may subsequently be reclassified to earnings:
Foreign currency translation loss	531	-	1,019	-
Comprehensive loss for the period	3,841	4,017	11,925	14,701

Basic and diluted loss per common share	$0.14	$0.31	$0.52	$1.19

Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per common share (000's) (note 6(c))	24,061	12,882	20,954	12,390

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

Aptose Biosciences Inc.

Condensed Consolidated Interim Statement of Changes in Equity

(unaudited)

(amounts in 000's of Canadian Dollars)	Common Shares	Stock Options	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total

Balance, January 1, 2017	$230,976	$8,133	$-	$22,267	$-	$(251,536)	$9,840

Shares issued under ATM (note 6)	13,501	-	-	-	-	-	13,501
Shares issued on redemption of restricted share units ( note 7)	228	(228)	-	-	-	-	-
Stock-based compensation (note 7)	-	836	-	-	-	-	836
Expiry of vested stock options	-	(1,607)	-	1,607	-	-	-
Cumulative translation account	-	-	-	-	(1,019)	-	(1,019)
Net loss	-	-	-	-	-	(10,906)	(10,906)

Balance, September 30, 2017	$244,705	$7,134	$-	$23,874	$(1,019)	$(262,442)	$12,252

Balance, January 1, 2016	$223,425	$6,256	$84	$22,037	$-	$(232,909)	$18,893

Shares issued under ATM (note 6)	3,165	-	-	-	-	-	3,165
Stock-based compensation (note 6 and 7)	-	1,712	-	-	-	-	1,712
Expiry of vested stock options	-	(146)	(84)	230	-	-	-
Net loss	-	-	-	-	-	(14,701)	(14,701)

Balance, September 30, 2016	$226,590	$7,822	$-	$22,267	$-	$(247,610)	$9,069

Aptose Biosciences Inc.

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars)	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Cash flows used in operating activities:
Net loss for the period	$(3,310)	$(4,017)	$(10,906)	$(14,701)
Items not involving cash and other adjustments:
Stock-based compensation	194	391	836	1,712
Depreciation of equipment	27	33	87	98
Finance income	(26)	(12)	(52)	(92)
Unrealized foreign exchange loss/(gain)	(62)	(50)	(129)	214
Change in non-cash operating working capital (note 8)	513	378	414	321
Cash used in operating activities	(2,664)	(3,277)	(9,750)	(12,448)
Cash flows from financing activities:
Proceeds from ATM (note 6 (a))	2,520	964	13,501	3,165
Cash provided by financing activities	2,520	964	13,501	3,165
Cash flows from investing activities:
Investments in short-term investments	-	-	(3,874)	-
Divestiture of short-term investments	-	-	-	8,245
Purchase of fixed assets	-	-	-	(3)
Interest received	26	12	52	92
Cash (used in) provided by investing activities	26	12	(3,822)	8,334
Effect of exchange rate fluctuations on cash and cash equivalents	(322)	50	(734)	(214)
(Decrease) in cash and cash equivalents during the period	(440)	(2,251)	(805)	(1,163)
Cash and cash equivalents, beginning of period	10,297	12,591	10,662	11,503
Cash and cash equivalents, end of period	$9,857	$10,340	$9,857	$10,340

See accompanying notes to the condensed consolidated interim financial statements (unaudited)

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2017 and 2016
(Tabular amounts are in 000s except per share amounts)

1. Reporting Entity

Aptose Biosciences Inc. ("Aptose" or the "Company") is a clinical-stage biotechnology company committed to developing highly differentiated therapeutics that target the underlying mechanisms and unmet medical needs in oncology. Aptose is a publicly listed company incorporated under the laws of Canada. The Company's shares are listed on the Nasdaq Capital Markets and the Toronto Stock Exchange. The head office, principal address and records of the Company are located at 5955 Airport Road, Suite 228, Mississauga, Ontario, Canada, L4V 1R9.

2. Basis of presentation

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements of the Company as at September 30, 2017, were prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and do not include all of the information required for full annual financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes.

The unaudited condensed consolidated interim financial statements of the Company were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on November 14, 2017.

(b) Functional and presentation currency

Effective January 1, 2017, the Company changed its functional currency to US dollars given the prevalence of US dollar denominated activities over time. Since the Company’s inception in 1986 to fiscal 2014 all operations of the entity were conducted in Canada and the Canadian dollar was determined to be the functional currency. During fiscal years 2015 and 2016, the Company gradually transitioned most of its research and development activities, including both headcount and studies, to the US, and completed this transition in January 2017. Historically, the Company’s primary sources of financing, with the exception of the recent ATM, have been in Canadian dollars and the Company has had a majority of its shareholders in Canada. For that reason the Company has chosen to keep the presentation currency as Canadian.

(c) Significant accounting judgments, estimates and assumptions

The preparation of these unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates.

Management’s assessment of the Company’s ability to continue as a going concern involves making a judgment, at a particular point in time, about inherently uncertain future outcomes and events or conditions. Please see note 5 (b) (ii) for a discussion of the factors considered by management in arriving at its assessment.

The unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of contingent liabilities and valuation of tax accounts. Significant estimates also take place in connection with the valuation of share-based compensation and share purchase warrants.

3. Significant accounting policies

The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IFRS and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2016, except as noted below. They do not include all of the information and disclosures required by IFRS for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed consolidated interim financial statements. Operating results for the three- and nine-month periods ended September 30, 2017, are not necessarily indicative of the results that may be expected for the full year ended December 31, 2017. For further information, see the Company’s audited consolidated financial statements including notes thereto for the year ended December 31, 2016.

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2017 and 2016
(Tabular amounts are in 000s except per share amounts)

a)	Change in accounting policies:

Foreign currency translation:

Effective January 1, 2017, the Company changed its functional currency to US dollars. The change in functional currency from Canadian dollars to US dollars is accounted for prospectively from January 1, 2017. The Company’s presentation currency of the Company is the Canadian dollar (“$”).

Foreign currency transactions are translated into US dollars at rates prevailing on the transaction dates. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the rates in effect at that date. Foreign exchange gains and losses are recorded in the consolidated statement of loss.

For financial statement presentation, unrealized foreign exchange gains and losses resulting from the translation to Canadian dollars are reported in other comprehensive income.

b)	Recent accounting pronouncements:

(i) IFRS 9, Financial Instruments ("IFRS 9"):

IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities and also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. The Company intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(ii) IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the IASB issued IFRS 16 Leases. The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The extent of the impact of adoption of the standard has not yet been determined.

(iii) Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)

On January 19, 2016 the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12). The amendments apply retrospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The extent of the impact of adoption of the standard has not yet been determined.

4. Capital disclosures

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents, investments and equity comprised of share capital, share purchase warrants, stock options, restricted share units, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2017 and 2016
(Tabular amounts are in 000s except per share amounts)

In December 2014, Aptose filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for the distribution of up to US$100,000,000 of common shares, warrants, or units comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions. The Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our Company. Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan. Our Base Shelf expires in December 2017. The Base Shelf allowed us to enter into an “At-The-Market” Facility (“ATM”) equity distribution agreement with Cowen and Company, LLC, acting as sole agent. Under the terms of this facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Cowen and Company, LLC on the Nasdaq Capital Market. We determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. We intend to use this equity arrangement as an additional option to assist us in achieving our capital objectives. The ATM provides the Company with the opportunity to regularly raise capital on the Nasdaq Capital Market, at prevailing market prices, at its sole discretion providing the ability to better manage cash resources.

In October 2017, the, the Company entered into a Common Shares Purchase Agreement (the “Agreement”) of up to US $15.5 Million with Aspire Capital Fund, LLC (“Aspire Capital”). Under the terms of the Agreement, Aspire Capital has made an initial investment via purchase of US $500,000 of APTO common shares at US $1.40 per common share. Under the terms of the Agreement, Aspire Capital has committed to purchase up to an additional US $15.0 million of common shares of Aptose, at Aptose’s request from time to time during a 30-month period beginning on the effective date of a registration statement related to the transaction and at prices based on the market price at the time of each sale. We intend to use this equity arrangement as an additional option to assist us in achieving our capital objectives. The equity line provides the Company with the opportunity to regularly raise capital at prevailing market prices, at its sole discretion providing the ability to better manage cash resources.

The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2016.

(a) Cash and cash equivalents:

Cash and cash equivalents consists of cash of $1.83 million (December 31, 2016 - $3.95 million) and a bankers’ acceptance, a short-term treasury bill with original maturity of three months, and funds deposited into high interest savings accounts totaling $8.02 million (December 31, 2016 - $6.71 million). The current interest rate earned on these deposits is 0.45% to 0.85% (December 31, 2016 – 0.45% - 0.75%).

(b) Investments:

As at September 30, 2017, investments consisted of a bearer deposit note, held with a Canadian financial institution having a high credit rating, with maturity date of December 11, 2017, bearing interest rates of 1.00% per annum. As at December 31, 2016 there were no investments outstanding.

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2017 and 2016
(Tabular amounts are in 000s except per share amounts)

5. Financial instruments

(a) Financial instruments

The Company financial instruments are as follows:

	As at	As at
	September 30, 2017	December 31, 2016

Financial assets
Cash and cash equivalents (consisting of high interest savings accounts, treasury bill and short term bankers’ acceptance), classified as loans and receivables and measured at amortized cost	$9,857	$10,662
Investments, consisting of fixed income securities, classified as loans and receivables and measured at amortized cost	3,734	-

Financial liabilities
Accounts payable and accrued liabilities, classified as other liabilities and measured at amortized cost	$1,656	$1,770

At September 30, 2017, there are no significant differences between the carrying values of these amounts and their estimated market values.

(b) Financial risk management

The Company has exposure to credit risk, liquidity risk, foreign currency risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and investments by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity or debt transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. All of the Company’s financial liabilities are due within the current operating period.

In managing its liquidity risk, the Company has considered its available cash and cash equivalents and has reprioritized its resources towards the development of CG’806. The Company has also considered additional cash raised through its At-The-Market (“ATM”) facility of $13.50 million ($US 10.20 million) in the nine month periods ended September 30, 2017, and its ability to continue to raise funds under this facility in 2017 in assessing whether it will have sufficient resources to fund research and development operations through to at least the twelve month period ending September 30, 2018.

After considering the above factors, management have concluded that there are no material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern. However, the estimates made by management in reaching this conclusion are based on information available as of the date these financial statements were authorized for issuance. Accordingly, actual experience will differ from those estimates and the variation may be material.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2017 and 2016
(Tabular amounts are in 000s except per share amounts)

The Company is subject to interest rate risk on its cash and cash equivalents and investments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from employee costs as well as the purchase of goods and services for activities in Canada and the cash balances held in foreign currencies. Fluctuations in the Canadian dollar exchange rate could potentially have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease in loss for the year of $103 thousand. Balances in foreign currencies at September 30, 2017, are as follows:

	CA$ Balances at	CA$ Balances at
	September 30, 2017	December 31, 2016
Cash and cash equivalents	$1,429	$2,867
Accounts payable and accrued liabilities	(293)	(275)
	$1,136	$2,592

The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

6. Share capital

The Company is authorized to issue an unlimited number of common shares.

(a)       Continuity of common shares:

	Common shares
	Number	Amount
	(in thousands)
Balance, December 31, 2016	15,722	$230,976
Common shares under the ATM (b)	8,858	13,501
Redemption of restricted share units	150	228
Balance, September 30, 2017	24,730	$244,705

(b)       Equity issuances:

At-The-Market (“ATM”) Facility

On April 2, 2015, Aptose entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this facility, Aptose may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$20 million through Cowen and Company, LLC on the Nasdaq Capital Market. The Company determines, at our sole discretion, the timing and number of shares to be sold under this ATM facility. As the shares issued under the ATM are issued pursuant to the Shelf Registration Statement on Form S-3, the ATM effectively expires with the Shelf on December 29, 2017.

During the nine months ended September 30, 2017, the Company issued 8,858,252 common shares under the ATM at a price of US$1.20 per share for gross proceeds of US$10.62 million or CDN$14.06 million (CDN$13.50 million net of share issue costs). Costs associated with the proceeds included a 3% cash commission as well as legal and accounting fees. On a cumulative basis to September 30, 2017, the Company has raised a total of US$16.67 million gross proceeds under the ATM facility.

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2017 and 2016
(Tabular amounts are in 000s except per share amounts)

(c)       Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding for the three and nine-month periods ending September 30, 2017 and 2016 calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Issued common shares, beginning of period	23,345	12,689	15,722	12,048
Effect of ATM issuances	716	193	5,180	342
Effect of RSUs redemptions	-	-	52	-
	24,061	12,882	20,954	12,390

The effect of any potential exercise of our stock options and warrants outstanding during the period has been excluded from the calculation of diluted loss per common share as it would be anti-dilutive.

7. Other equity

(a) Stock options transactions for the period:

	Nine months ended		Nine months ended
	September 30, 2017		September 30, 2016
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding, Beginning of period	2,005	$5.79	1,689	$6.31
Granted	780	1.52	382	3.82
Forfeited	(165)	4.45	-	-
Expired	(320)	6.07	(27)	11.12
Outstanding, end of period	2,300	$4.39	2,044	$5.78

(b) Stock options outstanding at September 30, 2017:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	of Options	life (years)	price	of Options	price

$ 1.28 - $ 1.45	241	9.7	$1.31	-	$-
$ 1.46 - $ 2.13	520	9.5	1.58	-	-
$ 2.14 - $ 5.49	408	7.8	4.04	273	4.14
$ 5.50- $ 6.39	614	6.6	5.79	614	5.79
$ 6.40 - $ 43.20	517	7.1	7.27	409	7.37
	2,300	7.9	$4.39	1,296	$5.94

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2017 and 2016
(Tabular amounts are in 000s except per share amounts)

(c) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Nine months ended	Nine months ended
	September 30, 2017	September 30, 2016

Weighted average exercise price	$1.52	$3.82
Weighted average grant date share price	$1.52	$3.82
Weighted average risk free interest rate	1.27%	0.68%
Expected dividend yield	—	—
Weighted average expected volatility	98.38%	109.5%
Weighted average expected life of options	5 years	5 years
Weighted average fair value of options granted in the period	$1.12	$2.99

Stock options granted by the Company during the nine months ended September 30, 2017, vest 50% after one year and 16.67% on each of the next three anniversaries, with the exception of 185,000 options that vest 50% after one year and 25% on each of the next two anniversaries. During the three-month and nine-month periods ending September 30, 2017, the Company recorded share-based payment expense of $194 thousand (2016 - $391 thousand) and $608 thousand (2016 -$1,712 thousand), respectively, related to issued stock options.

Refer to note 9 for a breakdown of stock-based compensation expense by function related to both issued stock options and restricted share units.

The Company has available up to 4,327,687 common shares for issuance relating to outstanding options, rights and other entitlements under the stock-based compensation plans of the Company as of September 30, 2017.

(d) Restricted share units

The Company has a stock incentive plan (SIP) pursuant to which the Board may grant stock-based awards comprised of restricted stock units or dividend equivalents to employees, officers, consultants, independent contractors, advisors and non-employee directors of the Corporation or any affiliate. Each restricted unit is automatically redeemed for one common share of the Company upon vesting. The following table presents the activity under the SIP plan for the nine months ended September 30, 2017, and the units outstanding.

	Number	Weighted average grant date fair value
Outstanding, beginning of period	-	$-
Granted	150	1.52
Redeemed	(150)	1.52
Outstanding, end of period	-	$-

On March 28, 2017 the Company granted 150,000 restricted share units with a vesting term of three months, and accordingly, on June 28, 2017 all of these restricted share units vested and were redeemed for 150,000 common shares. During the three month and nine month periods ending September 30, 2017, the Company recorded share-based payment expense of $nil (2016 - nil) and $228 thousand (2016 – nil), respectively related to the issued RSUs.

The grant date fair value was determined as the closing value of the common shares of the Company on the Toronto Stock Exchange on the date prior to the date of grant.

8. Additional cash flow disclosures

Net change in non-cash operating working capital is summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Prepaid expenses and other assets	$165	$140	$528	$638
Accrued payables and accrued liabilities	348	238	(114)	(317)
	$513	$378	$414	$321

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2017 and 2016
(Tabular amounts are in 000s except per share amounts)

9. Other expenses

Components of research and development expenses:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Program costs, excluding salaries	$1,275	$1,554	$3,847	$4,396
Salaries	402	527	1,390	1,811
CrystalGenomics Option Fee (a)	-	-	-	1,294
Stock-based compensation	56	71	222	236
Depreciation of equipment	11	12	42	35
	$1,744	$2,164	$5,501	$7,772

(a)	During the nine month periods ended September 30, 2016 the Company paid US$1.0 million ($1.3 million) to CrystalGenomics for an option fee related to the CG’806 technology. Should the Company elect to exercise the option prior to filing of an Investigational New Drug application with the Food and Drug Administration, the Company would pay an additional US$2 million in cash or common shares, and would receive full development and commercial rights for the program in all territories outside of the Republic of Korea and China.

Components of general and administrative expenses:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
General and administrative excluding salaries	$894	$733	$2,591	$2,688
Salaries	605	858	2,336	2,656
Stock-based compensation	138	320	614	1,476
Depreciation of equipment	15	21	45	63
	$1,652	$1,932	$5,586	$6,883

Components of finance expense:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Foreign exchange loss	$-	$-	$-	$138
	$-	$-	$-	$138

Components of finance income:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Interest income	$26	$12	$52	$92
Foreign exchange gain	60	67	129	-
	$86	$79	$181	$92

10. Commitments, contingencies and guarantees

(in thousands)	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	$303	202	-	$505

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253 and for the development plan of CG’806. These contracts will result in future payments of up to $2.5 million.

APTOSE BIOSCIENCES INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended September 30, 2017 and 2016
(Tabular amounts are in 000s except per share amounts)

11. Related Party Transactions

The Company uses Moores Cancer Center at the University of California San Diego (UCSD) to provide pharmacology lab services to the Company. Dr. Stephen Howell is the Acting Chief Medical Officer of Aptose and is also a Professor of Medicine at UCSD and oversees the laboratory work. The work is completed under the terms of research services agreements. In March 2015, the Company entered into a research services agreement that provided for an annual fee of US$154,456 to be paid to UCSD in monthly installments. In February 2016, this research services was extended for an additional 12 month period beginning April 1, 2016 for an annual fee of up to US$200,000. In May, 2017, the Company entered into another agreement with UCSD for an additional twelve month period for an annual fee of US$300,000. These transactions are in the normal course of business and are measured at the amount of consideration established and agreed to by the related parties.

During the nine months ended September 30, 2017, the Company recorded $234 thousand (US$ – 179 thousand) (2016 – $161 thousand or US$122 thousand) in research and development expenses related to this agreement.

12. Subsequent Events

a)	Subsequent to the quarter end, the Company issued 1,488,231 shares under the ATM for gross proceeds of US$2.17 million. This transaction will be accounted for in the three months ended December 31, 2017.

b)	On October 27, 2017, the, the Company entered into a Common Shares Purchase Agreement (the “Agreement”) of up to US $15.5 Million with Aspire Capital Fund, LLC (“Aspire Capital”). Under the terms of the Agreement, Aspire Capital made an initial investment via purchase of 357,143 of Aptose common shares at a price of US $1.40 per common share for gross proceeds of US$ 500,000. Under terms of the Agreement, Aptose issued 321,429 common shares of the Company to Aspire Capital as consideration for their obligation under the Agreement. This transaction will be accounted for in the three months ended December 31, 2017.